Annual and Extraordinary General Shareholders Meeting of Foresight Autonomous Holdings Ltd.

Date: July 16, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

For | Against | Abstain

1. To re-appoint Deloitte Israel as the Company's independent auditor for the year ending December 31, 2020, and until the next annual general meeting of the Company's shareholders, and to authorize the Company's Board of Directors to determine their remuneration.
2. To adopt the following resolutions:
   - 2.1. To re-appoint Mr. Michael Gally as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.
   - 2.2. To re-appoint Mr. Haim Siboni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.
   - 2.3. To re-appoint Mr. Shaul Gilad as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.
   - 2.4. To re-appoint Ms. Vered Raz-Avayo as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.
   - 2.5. To re-appoint Mr. Ehud Aharoni as a member of the Company's Board of Directors, until the next annual general meeting of the Company's shareholders.
3. To adopt the following resolutions:
   - 3.1. To re-appoint Mr. Dan Avidan for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.
   - 3.1(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) in the re-appointment of Mr. Avidan as an external director of the Company?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.1.

   For | Against | Abstain

   - 3.2. To re-appoint Mr. Zeev Levenberg for an additional three-year term as an external director of the Company, commencing on the date of the Meeting.
   - 3.2(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) in the re-appointment of Mr. Levenberg as an external director of the Company?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3.2.

   For | Against | Abstain

   - 3.3. To grant options to purchase Ordinary Shares to Mr. Zeev Levenberg, subject to his reappointment as members of the Company's Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.
   - 3.4. To grant options to purchase Ordinary Shares to Mr. Dan Avidan, subject to his reappointment as a member of the Company's Board of Directors, as set forth in Proposal No. 3 of the Proxy Statement.
4. To amend the Company's Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement.
   - 4(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the Company's Compensation Policy, as detailed in Proposal No. 4 of the Proxy Statement?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 4.

   For | Against | Abstain

5. To extend for an additional year the respective exercise periods of all Mr. Siboni's, Ms. Siboni Scherf's and Magna Personnel Initial Options, so that the exercise period thereof will be four (4) years, as set forth in Proposal No. 5 of the Proxy Statement.
   - 5(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the extension for an additional year the respective exercise periods of all Mr. Siboni's, Ms. Siboni Scherf's and Magna Personnel Initial Options, as detailed in Proposal No. 5 of the Proxy Statement?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.

   For | Against | Abstain

6. To grant to Mr. Haim Siboni options to purchase up to 4,113,000 Ordinary Shares and to bear the VAT expenses applicable to such grant, as set forth in Proposal No. 6 of the Proxy Statement.
   - 6(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the grant to Mr. Haim Siboni of options to purchase up to 4,113,000 Ordinary Shares and bearing of the VAT expenses applicable to such grant, as set forth in Proposal No. 6 of the Proxy Statement?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 6.

7. To adopt the following resolutions:

   For | Against | Abstain

   - 7.1. To ratify and to approve the payment of certain welfare and social benefits to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement.
   - 7.1(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of payment of certain welfare and social benefits to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.1.

   For | Against | Abstain

   - 7.2. To grant 700,000 options to purchase Ordinary Shares of the Company to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement.
   - 7.2(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder) in approval of the grant of options to purchase up to 700,000 Ordinary Shares to Ms. Sivan Siboni Scherf, as set forth in Proposal No. 7 of the Proxy Statement?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.2.

   For | Against | Abstain

8. To grant to Magna Personnel options to purchase up to 950,000 Ordinary Shares of the Company, as set forth in Proposal No. 8 of the Proxy Statement.
   - 8(a). Are you a controlling shareholder of the Company and/or have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in approval of the grant options to purchase up to 950,000 Ordinary Shares to Magna Personnel, as set forth in Proposal No. 8 of the Proxy Statement?* — Yes | No

   * If you do not mark either Yes or No, your shares will not be voted for Proposal No. 8.

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here ________________ Please Date Above

________________ Please Sign Here ________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Shareholders Meeting Foresight Autonomous Holdings Ltd. to be held July 16, 2020 For Holders as of June 12, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. New York Time July 10, 2020.

PROXY TABULATOR FOR

FORESIGHT AUTONOMOUS HOLDINGS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Foresight Autonomous Holdings Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12 p.m. NYC Time on July 10, 2020)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **Foresight Autonomous Holdings Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **June 12, 2020**, at the Company's **Annual and Extraordinary General Shareholders Meeting to be held on July 16, 2020, at 3:00 p.m. (Israel time),** at the Company's offices at 7 Golda Meir St., Ness Ziona, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.

To review materials for the upcoming AGM and EGM, please visit: http://ir.foresightauto.com/sec-filings/

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Foresight Autonomous Holdings Ltd.
P.O. Box 8016
CARY, NC 27512-9903